

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 2, 2015

Via E-mail
Dr. Adam D. Singer
Chairman and Chief Executive Officer
IPC Healthcare, Inc.
4605 Lankershim Blvd., Suite 617
North Hollywood, CA 91602

> **Re:** **IPC Healthcare, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 9, 2015**
> **File No. 001-33930**

Dear Dr. Singer:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 31

1. With respect to the BPCI discussions referenced on page 33, please revise to clarify what "potential impact" was expected. Similarly, to the extent material please revise the background of negotiations with Team Health to address any discussions regarding BPCI.

Financial Projections, page 46

2. We note the statement on page 47 that IPC Stockholders are cautioned "not to place any reliance" on the projections. While it may be acceptable to include qualifying language concerning estimates, it is inappropriate to tell shareholders not to rely on the disclosure. Please revise.

Opinions of Our Financial Advisors, page 47

3.   We note that Evercore's fairness opinion on page C-3 states that it is "subject to [Evercore's] prior consent." Please disclose that Evercore consented to the use of its opinion in the document.

Golden Parachute Compensation, page 65

4.   We note that, instead of being cashed out at the merger price, certain equity awards will be exchanged for new equity awards in Team Health at a specified exchange ratio. While the Commission has stated that previously vested equity awards are not themselves compensation "that is based on or otherwise relates to" the transaction under Item 402(t), it is unclear whether the grant of these new equity awards is providing additional compensation to named executive officers that is based on or otherwise relates to the transaction. Please provide your analysis in this regard. If you believe that the new awards are designed to provide the same economic value to holders as the existing awards, please demonstrate how you arrived at this conclusion, especially given the use of a VWAP in establishing the exchange ratio.

5.   We note the golden parachute disclosure on page 65. In the respective footnotes, please quantify each separate form of compensation included in the aggregate totals. See Instruction 4 to Item 402(t)(2) of Regulation S-K.

Explanatory Note Regarding the Merger Agreement, page 74

6.   We note your statements that the merger agreement is described and included "only to provide you with information regarding its terms and conditions and not to provide any other factual information." Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Dan Clivner
        Sidley Austin LLP